Mail Stop 3561

April 9, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

> **Re:** **Subprime Advantage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2010**
> **File No. 333-164850**

Dear Ms. Country:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

General

1. We note your response to comment one in our letter dated March 10, 2010. In that response, you state that you are not a blank check company. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

   Also, please disclose whether any members of your management or any your affiliates have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

2. We note your responses to comments two and three in our letter dated March 20, 2010, and we note the revisions you made to your website. In your response to comment two, you refer to "[t]he companies with links on [your] website," which could imply that these companies contacted you and sought to have links to their websites included on your website. Please clarify whether these companies have in any manner contacted you to have you include a link to their websites on your website. Also, please revise the "Links" portion of your homepage to indicate, if true, that you have no direct or contractual relationships with any of the companies whose links appear on your website. Further, in that response, you state that you have not included the information in the articles under your website's "Current News" and "Informational Materials" sections because "they are continually being updated and changed." Regardless, if any of the information in any of these sources is material to you or your offering, please disclose this information in your registration statement.

Outside Front Cover Page of the Prospectus

3. We note your response to comment eight in our letter dated March 10, 2010. Please remove the phrase, "…included a paragraph in their report regarding…," in your new disclosure.

Risk Factors, page 5

4. We note your response to comment 12 in our letter dated March 10, 2010. In your first full risk factor on page six, your new disclosure states that Molly Country has over 20 years experience managing a private company, Goodrich Excavation. Please remove this disclosure, as it mitigates the risk to you, and discuss the risk that Ms. Country has no experience in your industry or in certain aspects of the business you intend to create. Also, in the second full risk factor on page six, please remove the phrase, "…which have not, and are not expected in the future to interfere with Ms. Country's ability to work on behalf of our company…," because it mitigates the risk to you.

Determination of Offering Price, page 11

5. We note your response to comment 16 in our letter dated March 10, 2010. Following the second and third bullet points in this section, you describe your business and website by using the term, "social networking." Because you do not use that term elsewhere in your document, please explain your use of the term in this context or revise your disclosure.

Dilution, page 12

6. We note your response to comment 18 in our letter dated March 10, 2010. As you have included a "(1)" following the 658,000 amount in the "Shares Purchased – Amount" column of your table to indicate the presence of a footnote, please also include a "(2)" following the $0.04 amount in the "Average Price Per Share" column of the table to indicate the presence of a second footnote.

Plan of Distribution and Terms of the Offering, page 13

7. We note your response to comment 20 in our letter dated March 10, 2010. Please file the waiver as an exhibit to your registration statement.

Director, Executive Officers, Promoters and Control Persons, page 15

8. We note your response to comment 21 in our letter dated March 10, 2010. Please briefly discuss Goodrich Excavation's size and operations so that readers have an idea of the scope and nature of Molly Country's responsibilities and business experience. Please disclose whether Ms. Country is currently Goodrich's business manager and chief operating officer and whether she has held these positions continuously for the past five years. If not, please disclose her positions in the last five years. Also, please disclose whether Ms. Country works full-time at Goodrich.

9. We note your response to comment 22 in our letter dated March 10, 2010. Please disclose the "skills" Molly Country developed during her management experience at Goodrich Excavation that led you to conclude she would be a capable director.

Description of Business, page 17

10. We note your response to comment 26 in our letter dated March 10, 2010. However, it does not appear that you have provided the sources or bases of beliefs for all of your statements. Therefore, please provide us with sources or the bases of your beliefs for the following statements or tell us where we may otherwise find this information:

    *   "This highly fragmented and intensely competitive real estate market has resulted in high investor acquisition costs and low seller profits," page 22.

    *   "…[T]he competition for investors within these local markets has resulted in the increased advertising and marketing costs that continue to place downward pressure on their profits," page 22.

- "In particular, many investors express dissatisfaction with the traditional sources of property information…because these individual sources contain only a small percentage of the total universe of properties for sale, and very few focus their business towards subprime disadvantaged properties for sale in their local market," page 23.

- "The popularity and depth of sites such as Redfin (www.redfin.com) and Realtor.com (www.realtor.com) lead us to believe investors and purchasers of real estate are increasingly using the internet when making purchase decisions…," page 23.

- "While the internet substantially increases the amount of information available for researching and evaluating subprime disadvantaged property purchasing decisions and choices, this information is often not aggregated at a central, organized source," page 23.

- "To date, we believe that other real estate-related websites which have attempted to capitalize on this market opportunity have only recently aggregated a broad and extensive participation of subprime property owners and other industry participants; however with only a minimal focus on the current market conditions," page 23.

11. We note your response to comment 27 in our letter dated March 10, 2010. In this section, please address the following and any other matters you believe are material to an understanding of your current and proposed business:

- In response to comment one in our letter dated March 10, 2010, you discuss certain steps you have taken "to continue to move forward and help generate revenues." However, it does not appear that you have included these steps in your Description of Business section. Please include these steps in this section and disclose the costs of each of these steps to you.

- Please clarify how you intend to initiate and conduct your operations, including how you will obtain the expertise needed to offer the services you are proposing, whether you plan to immediately hire any staff or contractors to conduct operations, how you intend to find the real estate and other information to place on your site, and the costs necessary to both develop and maintain your operations and services over the next 12 months.

- On page 32, you state that, if you are unable to raise funds in this offering, you may launch a simpler website that could be expanded upon as your receive future funding. Please discuss this plan in greater detail in your Description of Business section.

- On the top of page 19, you state that you are in contact with local website designers at present but have not received a final quote as to the cost of your desired design. Even so, please provide some range of the cost for designing a website that would have the features necessary for you to implement your business plan. Also, please provide a cost range for operating this type of website as well and how long, if at all, you could operate this website before you would need to generate revenues from operations.

- You state that you are in the process of contacting parties who might want to take advantage of ground floor opportunities in both posting properties as well as advertising their services. Please discuss the type of parties you are targeting, how you are locating these parties, the steps you have taken in contacting parties, and whether you have any agreements with any parties.

- You state that you intend to form partnerships with realtors, investors, and lending institutions to help promote the benefits of your services. Please disclose whether you have any agreements in this regard and how you intend to form these partnerships and the costs associated with them, if any.

- On page 20, you disclose your operations to date, which have been devoted primarily to startup and development activities. Please discuss the costs of each of these activities.

- In your Our Solution section on page 23, you state that your business concept differs from current realty-based websites because you will focus only on distressed, short sale, and foreclosure properties. Please clarify whether your website will be the only one that focuses exclusively on distressed, short sale, and foreclosure properties.

Plan of Operation, page 32

12. We note your response to comment 29 in our letter dated March 10, 2010. However, it does not appear that you have included your response in your document. If true, please include this information in your Plan of Operation section. If not true, please tell us where this information is located in your document.

Summary Compensation, page 37

13. We note your response to comment 33 in our letter dated March 10, 2010. Your new disclosure indicates that the $1,000 non-accountable expense allowance was used to setup small miscellaneous items for business operations, which include incidental office supplies and filing fees. Therefore, please explain why you consider this $1,000 to be compensation.

Recent Sales of Unregistered Securities

14. We note your response to comment 34 in our letter dated March 10, 2010. In that response and in your revised disclosure, you state that you valued the 600,000 shares of common stock issued to Molly Country at $0.01 per share because they were founder shares. Please explain why you valued these founder shares at $0.01 per share.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
        Stoecklein Law Group
        Via Facsimile